UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14540

Deutsche Telekom AG; New York Stock Exchange
(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany
Telephone: 011-49-228-181-0
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing
one ordinary share; and
Ordinary Shares (no par value) (not for trading, but only in connection with the registration of the American Depositary Shares)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

17CFR240.12d2-2(a)(1)

17CFR240.12d2-2(a)(2)

17CFR240.12d2-2(a)(3)

17CFR240.12d2-2(a)(4)

Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Deutsche Telekom AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized persons.

DEUTSCHE TELEKOM AG

By: /s/ Timotheus Höttges

Name: Timotheus Höttges
Title: Member of the Management Board
For Finance (Chief Financial Officer)

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Senior Vice President

Date: June 11, 2010